Mail Stop 4561

July 11, 2006

Mr. Timothy Rudderow
President
MLM Index Fund
47 Hulfish Street, Suite 510
Princeton, NJ 08542

> **Re: MLM Index Fund**
> **Item 4.02 Form 8-K**
> **Filed June 29, 2006**
> **File No. 0-49767**

Dear Mr. Rudderow:

We have reviewed your amended Form 8-K filed in response to our letter dated June 30, 2006 and have the following additional comments. These comments require amendment to the referenced filing previously filed with the Commission.

Form 8-K/A filed July 11, 2006

1.   We have reviewed your Form 8-K/A as it relates to prior comment 1. Please file an amended Form 8-K that includes the required independent accountants' letter as an exhibit to the Form 8-K/A, rather than as correspondence. Please note that such letter should refer to their agreement or disagreement with the revised statements made in your Form 8-K/A rather than the statements made in your initial Form 8-K.

2.   We have reviewed your Form 8-K/A as it relates to prior comment 2. Please note that in addition to the Form 10-K/A containing the consent of Ernst & Young, LLP, it should also include their audit opinion such that the filing includes an audit opinion for all periods for which financial statements are included in the filing. Please confirm to us that you will include such audit report in the Form 10-K/A that you plan to file.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda Sledge at (202) 551-3473.

Sincerely,

Steven Jacobs
Accounting Branch Chief